UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

                 TENDER OFFER STATEMENT UNDER SECTION 14(D)(L) OR 13(E)(L)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                          FOODARAMA SUPERMARKETS, INC.
                       (NAME OF SUBJECT COMPANY (ISSUER))

                         SAKER HOLDINGS CORP. (OFFEROR)
                            JOSEPH J. SAKER (OFFEROR)
                           RICHARD J. SAKER (OFFEROR)
                         JOSEPH J. SAKER, JR. (OFFEROR)
                            THOMAS A. SAKER (OFFEROR)
                             GLORIA SAKER (OFFEROR)
                         NADINE SAKER MOCKLER (OFFEROR)
                          DENISE SAKER MARDER (OFFEROR)
                 JOSEPH SAKER FAMILY PARTNERSHIP, L.P. (OFFEROR)
                          RICHARD JAMES SAKER (OFFEROR)

    (NAMES OF FILING PERSONS (IDENTIFYING STATUS AS OFFEROR, ISSUER OR
                              OTHER PERSON))

                          COMMON STOCK, $1.00 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                    344820105
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 JOHN A. AIELLO
                               PHILIP D. FORLENZA
                       GIORDANO HALLERAN AND CIESLA, P.C.
                        125 HALF MILE ROAD, P.O. BOX 190
                           RED BANK, NEW JERSEY 07701
                                 (732) 741-3900

     (NAME, ADDRESS, AND TELEPHONE NUMBERS OF PERSON AUTHORIZED TO RECEIVE
            NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)


                            Calculation of Filing Fee
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Transaction valuation*                                      Amount of filing fee
   Not Applicable                                              Not Applicable
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*Set forth the amount on which the filing fee is calculated and state how it was determined.

[  ] Check the box if any part of the fee is offset as provided by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

            Amount Previously Paid:
                                    ------------------------
            Form or Registration No.:
                                      ----------------------
            Filing Party: Date Filed:
                                      ----------------------

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

            [X] third-party tender offer subject to Rule 14d-l.
            [ ] issuer tender offer subject to Rule 13e-4.
            [X] going-private transaction subject to Rule 13e-3.
            [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

This Tender Offer Statement on Schedule TO is filed by the Filing Persons above. Pursuant to General Instruction D to Schedule TO, this Schedule TO relates to pre-commencement communications by the Filing Persons above.

This communication is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Foodarama Supermarkets, Inc. The Filing Persons have NOT commenced the tender offer that is referred to in this communication. At such time, if ever, as the tender offer is commenced, the Filing Persons or their affiliate will file with the Securities and Exchange Commission a Schedule TO and related exhibits (including an offer to purchase, a letter of transmittal and other related documents). Shareholders of Foodarama Supermarkets, Inc. are strongly encouraged to read the Schedule TO and related exhibits when they become available because they will contain important information about the tender offer and merger. The Schedule TO and related exhibits will be available without charge at the Securities and Exchange Commission's website at http://www.sec.gov and will be delivered without charge to all shareholders of Foodarama Supermarkets, Inc.

Item 12.       Exhibits.

Exhibit 99.1 Text of Press Release issued by Foodarama Supermarkets, Inc. on March 3, 2006.
Exhibit 99.2 Tender Offer and Support Agreement between Saker Holdings Corp. and Foodarama Supermarkets, Inc. dated as of March 2, 2006.

                                  EXHIBIT INDEX
                                  -------------

EXHIBIT NO.    DESCRIPTION

Exhibit 99.1 Text of Press Release issued by Foodarama Supermarkets, Inc. on March 3, 2006.
Exhibit 99.2 Tender Offer and Support Agreement between Saker Holdings Corp. and Foodarama Supermarkets, Inc. dated as of March 2, 2006.

                                                        Exhibit 99.1

                                            CONTACT:    Michael Shapiro
                                                        Senior Vice President
                                                        Chief Financial Officer
                                                        (732) 294-2270

FOR IMMEDIATE RELEASE

FOODARAMA ENTERS AGREEMENT
FOR GOING PRIVATE TRANSACTION.

      Freehold, N.J., March 3, 2006 - Foodarama Supermarkets, Inc. (ASE-FSM) (the "Company" or "Foodarama") today announced that it has entered into a definitive agreement with respect to the going private transaction previously proposed by Saker Holdings Corp., a newly formed corporation organized by a purchaser group consisting of Richard J. Saker, the Company's President and Chief Executive Officer, Joseph J. Saker, the Company's Chairman of the Board, and six other members of the family of Joseph J. Saker who are shareholders of the Company.

      Under the terms of the definitive agreement, Saker Holdings Corp. has agreed to make a cash tender offer to acquire all of the outstanding shares of Foodarama common stock not already owned by the members of the purchaser group at a price of $53 per share. The purchaser group currently owns or controls approximately 51 percent of Foodarama's issued and outstanding common stock.

      A Special Committee of the Company's Board of Directors consisting of three independent directors previously appointed to review the proposed transaction has recommended that the Company's shareholders accept the offer and tender their shares to Saker Holdings Corp. after the offer commences. William Blair & Company, L.L.C., an independent financial advisor engaged to advise the Special Committee with respect to the transaction, has delivered its opinion to the Special Committee that the tender offer is fair, from a financial point of view, to the Company's minority shareholders.

      The purchaser group has obtained a commitment for the financing of the proposed transaction and a refinancing of the Company's existing loans from GMAC Commercial Finance L.L.C. The proposed transaction is subject to certain conditions, including, among others, a condition that Saker Holdings Corp. hold at least 90% of Foodarama's common stock after the closing of the tender offer, Saker Holdings Corp. closing on the financing, the requisite consent of Wakefern Food Corporation and a condition that the Foodarama shareholders approve an agreement and plan of share exchange pursuant to which each outstanding share of Foodarama common stock would be exchanged for one share of common stock of a newly formed Delaware corporation, with Foodarama thereby becoming a subsidiary of that Delaware corporation. The share exchange would be followed by a merger of the Delaware corporation into Saker Holdings Corp., pursuant to which shareholders who did not tender shares in the tender offer would receive $53 in exchange for their shares of the Delaware corporation that they receive in the share exchange. As a result of the tender offer, the share exchange and the

--------------------------------------------------------------------------------
Certain information included in this press release and other Company filings (collectively, the "SEC filings") under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended (as well as information communicated orally or in writing between the dates of such SEC filings) contains or may contain forward looking information that is subject to certain risks, trends, and uncertainties that could cause actual results to differ materially from expected results.
--------------------------------------------------------------------------------
merger, Foodarama would become a wholly owned subsidiary of Saker Holdings Corp. and there would no longer be a public market for Foodarama common stock.

      The Company is required to pay Saker Holdings Corp. a termination fee of $1,500,000 if the Special Committee withdraws its recommendation that shareholders accept the offer or the Company's Board of Directors approves or recommends another takeover proposal, or if the Company breaches or terminates the agreement for any reason other than Saker Holdings Corp.'s breach. The Company will be required to reimburse Saker Holdings Corp. for certain out of pocket expenses if the agreement is terminated under certain other circumstances.

      This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of Foodarama common stock described in this announcement has not commenced. At the time the offer is commenced, Saker Holdings Corp. will file a tender offer statement with the Securities and Exchange Commission, and Foodarama will file a solicitation and recommendation statement with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to Foodarama's shareholders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC's web site (www.sec.gov) and from Foodarama Supermarkets, Inc.

      The Company operates a chain of 26 supermarkets located in Central New Jersey, as well as two liquor stores and one garden center, all licensed as ShopRite. The Company also operates a central food processing facility to supply its stores with certain meat products, various prepared salads, prepared foods and other items, and a central baking facility which supplies its stores with bakery products. The Company is a member of Wakefern Food Corporation, the largest retailer-owned food cooperative warehouse in the United States and owner of the ShopRite name.

      This press release includes forward-looking statements within the meaning of federal securities laws that are subject to risks and uncertainties, including the inability to satisfy the conditions to any proposed transaction, general economic conditions and other factors that may be identified in filings made with the SEC by the Company or the purchaser group.

                                            ###

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Certain information included in this press release and other Company filings
(collectively, the "SEC filings") under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended (as well as information communicated orally or in writing between the dates of such SEC filings) contains or may contain forward looking information that is subject to certain risks, trends, and uncertainties that could cause actual results to differ materially from expected results.
--------------------------------------------------------------------------------

                                                          Exhibit 99.2

                       Tender Offer and Support Agreement

      This Tender Offer and Support Agreement, dated as of this 2nd day of March, 2006 (this "Agreement"), by and between Foodarama Supermarkets, Inc., a New Jersey corporation (the "Company"), and Saker Holdings, Corp., a Delaware corporation ("Purchaser").

      WHEREAS, Purchaser has submitted to the Board of Directors of the Company (the "Company Board") a proposal to acquire all of the outstanding shares of the Company's common stock not owned by the shareholders of Purchaser (the "Shares") which contemplates that Purchaser will make a tender offer for such Shares (the "Offer") at a price of Fifty Three Dollars ($53) per share (the "Offer Price") which shall be conditioned upon, among other things, the approval by the Company's shareholders of an agreement and plan of share exchange (the "Agreement and Plan of Share Exchange") pursuant to which each outstanding share of the Company's common stock ("Company Common Stock") would be exchanged for one share of common stock of a Delaware corporation (the "Delaware Corporation") which would be initially organized as a wholly owned subsidiary of the Company (the "Share Exchange");

      WHEREAS, the Special Committee of the Company Board created to consider, negotiate and make recommendations with respect to the Offer (the "Special Committee") has advised Purchaser that it will recommend to the shareholders of the Company that they (i) accept the Offer and tender their Shares in the Offer and (ii) vote in favor of the Agreement and Plan of Share Exchange (collectively, the "Recommendations");

      WHEREAS, in reliance upon the Recommendations, Purchaser proposes to proceed with the Offer and will incur significant fees and expenses in connection therewith;

      WHEREAS, if each of the Offer and Share Exchange are completed, Purchaser will merge the Delaware Corporation with and into Purchaser in a short-form merger transaction in which the shareholders of the Delaware Corporation (other than Purchaser) will receive a cash payment for each of their shares of the Delaware Corporation which would be equal to the per Share price paid for Shares pursuant to the Offer (the "Merger");

      WHEREAS, Purchaser and the Special Committee believe that the Offer will provide shareholders of the Company with an opportunity to liquefy their Shares and receive a substantial economic benefit which would not exist in the absence of the Offer and, therefore, it is in the best interests of the Company to take such actions as may be necessary to facilitate such Offer, including agreeing to pay a termination fee if the Special Committee withdraws or modifies the Recommendations;

      WHEREAS, Purchaser and the Company wish to make certain representations, warranties, covenants and agreements in connection with the Offer and the Share Exchange and also to prescribe various conditions to the Offer and the Share Exchange;

      NOW, THEREFORE, in consideration of the mutual covenants and premises set forth herein and other valuable consideration, the receipt of which is hereby acknowledged, the parties hereto agree as follows:

1. Certain Definitions. As used in this Agreement, the following terms shall have the following meanings:

      "Business Day" means any day besides a Saturday, Sunday or federal holiday of the United States.

      "Financing Condition" means that Purchaser shall have received the proceeds contemplated by the GMAC Letter.

      "GMAC Letter" means the commitment letter dated as of November 23, 2006 issued by GMAC Commercial Finance LLC to Purchaser.

      "Governmental Entity" means any United States federal, state, local or any foreign government, governmental, regulatory or administrative authority, board, bureau, department, instrumentality, agency, commission, or quasi-governmental unit, or any court, tribunal or judicial or arbitral body.

      "Independent Committee" means a committee of the Company Board (which may be the Special Committee) consisting solely of directors who are members of the Special Committee.

      "Long-Form Merger" means a merger, following the completion of the Share Exchange and either a Tender Shortfall or the withdrawal or termination of the Offer by Purchaser, pursuant to which the Delaware Corporation would be merged with and into Purchaser and which would result in the shareholders of the Delaware Corporation, other than Purchaser, receiving an aggregate cash payment with respect to their shares of the Delaware Corporation which is not less than the aggregate cash consideration they would have received if their Shares were acquired at the Offer Price pursuant to the Offer.

      "Material Adverse Effect" means any one or more events, changes, effects or developments that, individually or in the aggregate, have had a material adverse effect on the business, operations, prospects, assets, financial condition or results of operations of the Company and its subsidiaries, taken as a whole, excluding any effects related to or resulting from (i) events affecting the United States or global economy or capital or financial markets generally, (ii) changes in conditions in the supermarket industry, (iii) changes in laws or in the authoritative interpretations thereof or in regulatory guidance related thereto, (iv) earthquakes or similar catastrophes, or acts of war, sabotage, terrorism, military action or any escalation or worsening thereof, or (v) this Agreement and the other agreements contemplated hereby, the announcement thereof, or the transactions contemplated thereby, except (with respect to the matters referred to in (i) through (iv) above) to the extent that such matters have a disproportionate effect on the Company relative to its competitors in the supermarket industry.

      "Majority Tender Condition" means that there shall have been validly tendered and not withdrawn prior to the expiration of the Offer at least a majority of the outstanding shares that are not beneficially owned by the shareholders of Purchaser.

      "Minimum Tender Condition" means that there shall have been validly tendered and not withdrawn prior to the expiration of the Offer that number of shares of Company Common Stock which, together with that number of shares of Company Common Stock owned by Purchaser and its shareholders, would represent more than ninety percent (90%) of the Shares.

      "Takeover Proposal" means (i) any proposal for a merger, consolidation, dissolution, recapitalization or other business combination involving the Company or (ii) any proposal or offer to acquire in any manner, directly or indirectly, over 15% of the equity securities or consolidated total assets of the Company, in each case other than pursuant to the Offer, the Share Exchange, the Merger or the Long-Form Merger.

      "Tender Shortfall" means the consummation of the Offer under circumstances in which Purchaser owns, after the consummation of the Offer, less than 90% of the Company Common Stock.

2.    The Offer and Other Purchaser Actions.
      --------------------------------------

      (a) Commencement and Expiration of the Offer. Subject to the conditions of this Agreement, as promptly as practicable (but in no event more than five (5) Business Days) after the date that the Securities and Exchange Commission (the "SEC") has advised the Company that it has no further comment on the Proxy Materials (as defined in Section 4(c) below) or Other SEC Filings (as defined in Section 4(c) below), Purchaser shall commence the Offer within the meaning of the applicable rules and regulations of the SEC. The initial expiration date of the Offer shall be at 12:00 midnight Eastern time on the 35th business day following the commencement of the Offer (determined using Rules 14d-1(g)(3) and 14d-2 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act")). Notwithstanding any other term of the Offer or this Agreement, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered shares of Company Common Stock promptly after the termination or withdrawal of the Offer), to pay for any shares of Company Common Stock tendered pursuant to the Offer unless all of the Tender Offer Conditions set forth in Exhibit A (the "Tender Offer Conditions") shall have been met. Purchaser expressly reserves the right to waive any Tender Offer Condition or any other condition to the Offer or modify the terms of the Offer, except that, without the consent of the Company, Purchaser shall not
            (i) reduce the number of shares of Company Common Stock subject to the Offer, (ii) reduce the price per share of Company Common Stock to be paid pursuant to the Offer, (iii) modify the Offer in any manner adverse to the holders of Shares or add to the Tender Offer

            Conditions, (iv) except as provided in Section 2(b), extend the Offer, or (v) change the form of consideration payable in the Offer.

      (b) Purchaser's Ability to Extend the Offer. Notwithstanding the provisions of Section 2(a), Purchaser may, without the consent of the Company, (i) if at the scheduled or any extended expiration date of the Offer (whether extended pursuant to this clause (b) or otherwise) any of the conditions to Purchaser's obligation to purchase shares of Company Common Stock are not satisfied or waived, extend the Offer beyond the then applicable expiration date thereof for a time period reasonably necessary to permit such condition to be satisfied, (ii) extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer and (iii) if at the scheduled or any extended expiration date of the Offer all of the Tender Offer Conditions have been satisfied or waived, Purchaser may extend the Offer pursuant to an amendment to the Offer providing for a "subsequent offering period" not to exceed twenty (20) business days, to the extent permitted under, and in compliance with, Rule 14d-11 under the Exchange Act. Any such "subsequent offering period" shall not, unless otherwise consented to in writing by the Purchaser, extend beyond the Outside Date (as defined in Section 2(c) below)

      (c)   Company's Ability to Extend the Offer.

            (i) In the event that the Minimum Tender Condition has not been satisfied or waived at the scheduled expiration date of the Offer, at the request of the Company, Purchaser shall extend the expiration date of the Offer in such increments as Purchaser may determine until the earliest to occur of (A) the satisfaction or waiver of such condition, (B) Purchaser reasonably determines, after the date that is 90 days from the date of commencement of the Offer, that such condition to the Offer is not capable of being satisfied on or prior to June 30, 2006 (the "Outside Date"), (C) the termination of this Agreement in accordance with its terms and (D) the Outside Date.

            (ii) In the event that a failure to satisfy the Tender Offer Condition in subsection (f) of Exhibit A shall exist and the cure period described therein shall not have expired at the scheduled expiration date of the Offer, at the request of the Company, Purchaser shall extend the expiration date of the Offer in such increments as Purchaser may determine, but not greater than ten (10) days, until the earliest to occur of (A) the cure of such failure, (B) the expiration of such cure period, (C) the termination of this Agreement in accordance with its terms and (D) the Outside Date.

      (d) Payment Acceptance. On the terms and subject to the conditions of the Offer and this Agreement, Purchaser shall accept for payment and pay for all Shares validly tendered and not withdrawn pursuant to the Offer that Purchaser becomes obligated to purchase pursuant to the Offer promptly after the expiration of the Offer.

      (e) Option Treatment. Each Share subject to an option (other than an option held by a shareholder of Purchaser which shall be cancelled or assumed by the Purchaser) outstanding immediately prior to the consummation of the Offer shall be settled in cash by Purchaser at the time of the consummation of the Offer for an amount equal to the positive difference between the Offer Price and the per Share exercise price, or, if the per Share exercise price equals or exceeds the Offer Price, the outstanding option shall be cancelled upon the consummation of the Offer.

      (f) SEC Filings. On the date of commencement of the Offer, Purchaser shall file with the SEC a Tender Offer Statement on Schedule TO with respect to the Offer, which shall contain an offer to purchase and a related letter of transmittal and summary advertisement (such Schedule TO and the documents included therein pursuant to which the Offer will be made, together with any supplements or amendments thereto, the "Offer Documents"). Each of Purchaser and the Company shall promptly correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and Purchaser shall take all steps necessary to amend or supplement the Offer Documents and to cause the Offer Documents as so amended or supplemented to be filed with the SEC and to be disseminated to the Company's shareholders, in each case as and to the extent required by applicable Federal securities law. Purchaser shall give the Company and its counsel a reasonable opportunity to review and comment on the Offer Documents prior to their being filed with the SEC or disseminated to the shareholders of the Company. Purchaser shall provide the Company and its counsel in writing with any comments Purchaser or its counsel may receive from the SEC or its staff with respect to the Offer Documents promptly after the receipt of such comments and shall provide the Company and its counsel with a reasonable opportunity to participate in the response of Purchaser to such comments.

      (g) The Merger. If each of the Offer and Share Exchange is consummated under circumstances where the Minimum Tender Condition has been satisfied, Purchaser shall cause the Merger to be consummated in accordance with the Delaware General Corporation Law.

 3.    Company Actions.

       (a) The Company hereby approves of and consents to the Offer, the Share Exchange and the other transactions contemplated by this Agreement (collectively, the "Transactions").

       (b) On the date the Offer Documents are filed with the SEC, the Company shall file with the SEC a Solicitation/Recommendation Statement on
             Schedule 14D-9 with respect to the Offer (such Schedule 14D-9, as amended and supplemented from time to time, the "Schedule 14D-9"), describing the recommendations referred to in Section 5(d), and shall mail the Schedule 14D-9 to the holders of Company Common Stock. Each of the Company and Purchaser shall promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect, and the Company shall take all steps necessary to amend or supplement the Schedule 14D-9 and to cause the Schedule 14D-9 as so amended or supplemented to be filed with the SEC and disseminated to the Company's shareholders, in each case as and to the extent required by applicable Federal securities laws. The Company shall provide Purchaser and its counsel in writing with any comments the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after the receipt of such comments.

        (c) In connection with the Offer, the Company shall cause its transfer agent to promptly furnish Purchaser with mailing labels containing the names and addresses of the record holders of Company Common Stock as of a recent date and of those persons becoming record holders subsequent to such date, together with copies of all lists of shareholders, security position listings and computer files and all other information as Purchaser may reasonably request in the Company's possession or control regarding the beneficial owners of Company Common Stock, and shall furnish to Purchaser such information and assistance (including updated lists of shareholders, security position listings and computer files) as Purchaser may reasonably request in communicating the Offer to the Company's shareholders. Subject to the requirements of applicable law, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Transactions, Purchaser shall hold in confidence the information contained in any such labels, listings and files, shall use such information only for the purpose of communicating the Offer and disseminating any other documents necessary to consummate the Offer and the Share Exchange and the other Transactions and, if this Agreement shall be terminated, shall, upon request, deliver to the Company all copies of such information then in its possession.

  4.    Share Exchange Proposal.

        (a) Contemporaneous with the execution of this Agreement, the Company shall enter into, and cause the Delaware Company to enter into, the Agreement and Plan of Share Exchange in substantially the form annexed hereto as Exhibit B.

        (b) The Company shall, as soon as practicable following the date of this Agreement, give notice of, convene and hold a meeting of its shareholders (the "Shareholders' Meeting") for the purpose of seeking the approval of the Company's shareholders of the Agreement and Plan of Share Exchange (the "Company Shareholder Approval"). The Company shall, through the Special Committee, recommend to its shareholders that they approve the Agreement and Plan of Share Exchange. Without limiting the generality of the foregoing, the

             Company agrees that its obligations pursuant to the first sentence of this Section 4(b) shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Takeover Proposal.

       (c) The Company shall, as soon as practicable following the execution of this Agreement, prepare and file with the SEC proxy materials with respect to the Shareholders' Meeting (the "Proxy Materials") or such other filings as may be required to be filed with the SEC by applicable law (the "Other SEC Filings"), and the Company shall use its best efforts to respond as promptly as practicable to any comments of the SEC with respect thereto. The Company shall notify Purchaser promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Proxy Materials or Other SEC Filings or for any additional information and shall supply Purchaser with copies of all correspondence between the Company or any of its representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Materials or Other SEC Filings. If at any time prior to the receipt of the approval of the Agreement and Plan of Share Exchange by the Company's shareholders, there shall occur any event that should be set forth in an amendment or supplement to the Proxy Materials or Other SEC Filings, the Company shall promptly prepare and mail to its shareholders such an amendment or supplement. The Company shall not mail any Proxy Statement or Other SEC Filings, or any amendment or supplement thereto, to which Purchaser reasonably objects.

        (d) In the event that Company Shareholder Approval is obtained and Purchaser consummates the Offer, the Company shall as soon as reasonably practicable (but in no event more than two (2) Business
             Days) after the consummation of the Offer take such steps as may be necessary to complete the Share Exchange.

        (e) In the event that Company Shareholder Approval is obtained but this Agreement shall have been terminated prior to the consummation of the Offer, the Company's Board of Directors shall determine by resolution within thirty (30) days after the termination of this Agreement whether to complete the Share Exchange or terminate the Agreement and Plan of Share Exchange.

  5. Representations of Company. The Company hereby represents and warrants to Purchaser that:

        (a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of New Jersey. The Delaware Corporation is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

        (b) The Company has all requisite corporate power and authority to execute and deliver this Agreement and, subject to the approval of its shareholders with respect to the Share Exchange, to consummate the Transactions. The execution and delivery by the Company of this Agreement and the consummation by the Company of the Transactions have been duly authorized by all necessary corporate action on the part of the Company, subject, in the case of the Share Exchange, to receipt of the approval of the Company's shareholders.

        (c) The Company has duly executed and delivered this Agreement to Purchaser and this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, except to the extent that enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other similar laws of general applicability relating to or affecting the enforcement of creditors' rights and by the effect of the principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

        (d) The Company Board, at a meeting duly called and held, and upon recommendation of the Special Committee, adopted resolutions (i) approving this Agreement, the Offer, the Share Exchange and the other Transactions, (ii) determining that the terms of the Offer and the Merger are fair, from a financial point of view, to the Company and its shareholders and that the Share Exchange and Merger are advisable and (iii) recommending that the shareholders of the Company accept the Offer and tender their shares of Common Stock pursuant to the Offer. No further corporate action is required by the Company Board in order for the Company to approve this Agreement or the Transactions contemplated hereby. The Company has been advised by each of the members of the Special Committee that as of the date of this Agreement, each such person intends to tender all shares of Company Common Stock owned by such person pursuant to the Offer.

        (e) The Company has received from each member of the Special Committee written resignations from their respective positions as directors of the Company and of the Delaware Corporation, with each resignation conditioned upon and to take effect only upon the occurrence of consummation of the Offer under circumstances in which the Minimum Tender Condition has been met and not waived.

  6. Representations of Purchaser. Purchaser hereby represents and warrants to the Company that:

        (a) Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

        (b) Purchaser has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the Offer and the other Transactions to which it is a party. The execution and delivery by Purchaser of this Agreement and the consummation by Purchaser of the Transactions to which Purchaser is a party have been duly authorized by all necessary corporate actions on the part of Purchaser.

        (c) Purchaser has duly executed and delivered this Agreement and this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, except to the extent that enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other similar laws of general applicability relating to or affecting the enforcement of creditors' rights and by the effect of the principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

        (d) Set forth on Exhibit C hereto is a list of the officers and directors of Purchaser and the identity of all shareholders of Purchaser. Except for shares of capital stock of Purchaser owned by the shareholders identified on Exhibit C and options contemplated to be issued to certain shareholders of Purchaser, there are outstanding (i) no shares of capital stock or other voting securities of Purchaser, (ii) no securities of Purchaser convertible into or exchangeable for capital stock or other voting securities of Purchaser and (iii) no options, warrants or other rights to acquire from Purchaser, and no obligations of Purchaser to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or other voting securities of Purchaser, except pursuant to the Exchange Agreement dated as of March 2, 2006 (the "Exchange Agreement") by and among Purchaser and each of Joseph J.Saker, Richard J. Saker, Joseph J. Saker, Jr., Thomas A. Saker, Gloria Saker, Nadine Saker Mockler, Denise Saker Marder, Richard James Saker, the Saker Family Partnership, L.P. and the Richard James Saker Trust, f/b/o Richard James Saker (each a "Member of the Purchaser Group"), which has previously been delivered to counsel for the Special Committee.

        (e) Except for its organizational activities and activities related to the negotiation, delivery and consummation of this Agreement, including activities related to the GMAC Letter and the Financing Condition, Purchaser has not engaged in any substantive business activities, incurred any liabilities or made any commitments other than in connection with the transactions contemplated by this Agreement.

        (f) Purchaser has received, and delivered to counsel for the Special Committee copies of, binding commitments from its shareholders (the "Stock Commitments") to contribute to Purchaser at or before the closing of the Offer sufficient shares of Company Common Stock such that, before any Shares are accepted in the Offer Purchaser will own no less than 424,890 shares of Company Common Stock, which shall constitute no less than 43% of the then outstanding shares of Company Common Stock. Such shareholders own sufficient shares of Company Common Stock free and clear of liens to meet the Stock Commitments, except, in the case of Shares owned by Richard Saker, for certain liens securing margin loans which will be released immediately prior to the consummation of the Offer through the repayment of such margin loans in full with proceeds of a loan made by Purchaser.

  7. Reasonable Efforts. Upon the terms and subject to the conditions set forth in this Agreement, each of the parties hereto shall use all reasonable efforts to take, or cause to be taken, all reasonable actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things reasonably necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Offer and the Share Exchange, including (i) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Entities and the making of all necessary registrations and filings (including filings with Governmental Entities, if any) and the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity,
             (ii) the obtaining of all necessary consents, approvals or waivers from third parties, including, without limitation, the consent of Wakefern Food Corporation to the Transactions, (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Transactions, including, when reasonable, seeking to have any judgment, order, temporary restraining order, temporary or permanent injunction, ruling or decree or other court action (an "Order") entered by any Governmental Entity vacated or reversed and (iv) the execution and delivery of any additional instruments necessary to consummate the Transactions and to fully carry out the purposes of this Agreement. Nothing in this Agreement shall be deemed to require any party to waive any substantial rights or agree to any substantial limitation on its operations or to dispose of any significant asset or collection of assets.

  8. Termination. This Agreement may be terminated at any time prior to the consummation of the Offer, whether before or after receipt of Company Stockholder Approval:

        (a)   by mutual written consent of Purchaser and the Company;

        (b)   by the Company:

              (i) if Purchaser fails to accept for payment and pay for all Shares validly tendered and not withdrawn pursuant to the Offer once Purchaser becomes obligated to purchase such Shares pursuant to, and on the terms and subject to the conditions of the Offer and this Agreement, which failure cannot be or has not been cured within ten (10) days after the giving of written notice to Purchaser of such failure, and such failure does not result from one or more of the following causes: (A) the Company's failure to fulfill any of its obligations under this Agreement or (B) facts or circumstances that constitute a breach of any representation or warranty under this Agreement by the Company; or

              (ii) if the Purchaser shall not have provided documentation to the
                   Special Committee on or before March 17, 2006 which provides reasonable assurance that (x) at least 466,712 Shares have been or shall be contributed to Purchaser as required by the terms of the Exchange Agreement and (y) any Shares owned by Members of the Purchaser Group that are not contributed to the Purchaser pursuant to the Exchange Agreement will be tendered to Purchaser pursuant to the Offer.

             (iii) for any other reason.

        (c)  by Purchaser:

             (i) following the Outside Date if the Offer has not been consummated, provided, however, that the right to terminate this Agreement pursuant to this clause (i) shall not be available to Purchaser if (A) the failure to consummate the Offer was the result of a willful and material breach of this Agreement by Purchaser or (B) the Financing Condition has not been met by the Outside Date; or

             (ii) if any Governmental Entity issues an Order permanently enjoining, restraining or otherwise prohibiting the Share Exchange or the acceptance for payment of, or payment for, shares of Company Common Stock pursuant to the Offer and such Order shall have become final and nonappealable; or

             (iii) if as the result of the failure of any of the Tender Offer
                   Conditions other than the Financing Condition, the Offer shall have terminated or expired in accordance with its terms without Purchaser having accepted shares of Company Common Stock for payment pursuant to the Offer; provided, however, that the right to terminate this Agreement pursuant to this clause (iii) shall not be available to Purchaser if its failure to fulfill any of its obligations under this Agreement results in the failure of any such condition or if the failure of such condition results from facts or circumstances that constitute a willful breach of any representation or warranty under this Agreement by Purchaser; or

             (iv) if the Company breaches or fails to perform in any material respect any of its representations, warranties, or covenants contained in this Agreement which breach or failure to perform (A) would give rise to the failure of a condition set forth in Exhibit A, and (B) cannot be or has not been cured within ten (10) days after the giving of written notice to the Company of such breach; provided, however, that the right to terminate this Agreement pursuant to this clause (iv) shall not be available to Purchaser if Purchaser is in material breach of any representation, warranty or covenant contained in this Agreement; or

             (v) if prior to the first acceptance of shares of Company Common Stock for payment pursuant to the Offer the Company Board or an Independent Committee withdraws or modifies in a manner adverse to Purchaser, or publicly proposes to withdraw or modify in a manner adverse to Purchaser, its approval or recommendation of this Agreement, the Offer or the Share Exchange, fails to recommend to the Company's shareholders that they accept the Offer and give the Company Shareholder Approval or publicly approves or recommends, or publicly proposes to approve or recommend, any Company Takeover Proposal; or

             (vi) if the Company Board or an Independent Committee authorized to evaluate a tender offer proposed by a party other than Purchaser, expresses no opinion, remains neutral or is unable to take a position with respect to such tender offer; or

             (vii) if a Material Adverse Effect has occurred and is continuing;

             (viii) if there shall have been instituted or pending any
                  shareholder derivative litigation or shareholder class action litigation against the Company or the Purchaser or any of their respective subsidiaries, affiliates, officers or directors or if there shall be pending any action, suit or proceeding against the Company or the Purchaser or any of their respective subsidiaries, affiliates, officers or directors challenging or seeking damages or other relief in connection with the acquisition of Shares by Purchaser or any of the transactions related thereto or seeking to restrain or prohibit the making or consummation of the Offer or Share Exchange;

             (ix) if the Financing Condition is not met by the Outside Date and
                  the failure of such condition does not result from either (A) the existence of a material adverse change in the business, operations, assets, properties, liabilities, profits, prospects or financial position of the Company, (B) the Company's failure to fulfill any of its obligations under this Agreement or from facts or circumstances that constitute a breach of any representation or warranty under this Agreement by the Company, (C) the Company's failure to have received and accepted a fairness opinion from a financial advisor reasonably acceptable to GMAC endorsing the fairness to the Company's shareholders of the terms of the Offer, or (D) the failure to satisfy the Minimum Tender Condition; or

             (x) if the Financing Condition is not met by the Outside Date and the failure of such condition results from one or more of the reasons set forth in clauses (A) thru (D) of Section 8(c)(ix) above.

9. Effect of Termination. In the event of termination of this Agreement by either the Company or Purchaser as provided in Section 8, this Agreement shall forthwith become void and have no effect. Such termination shall be without any liability or obligation on the part of Purchaser or the Company, other than this Section 9, Section 12, Section 13 and Sections 15 through 24, which provisions shall survive such termination, and except to the extent that such termination results from the willful and material breach by a party of any representation, warranty or covenant set forth in this Agreement.

10. Extension; Waiver. The parties may at any time (i) extend the time for the performance of any of the obligations or other acts of the other parties, (ii) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement or (iii) waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

11. Procedure for Termination, Amendment, Extension or Waiver. In order to be effective, any action or agreement to terminate, amend, extend or waive this Agreement or any provisions hereof shall require, in the case of Purchaser, action by its Board of Directors or the duly authorized designee of its Board of Directors, and in the case of the Company, action by the Company Board subsequent to and in accordance with a recommendation by the Special Committee in favor of such action. All corporate action taken to implement the Special Committee's recommendation of an action or agreement to terminate, amend, extend or waive this Agreement or any provisions hereof (including without limitation the subsequent approval or ratification of such action or agreement by the Company Board or the execution and delivery of documentation evidencing such action or agreement by an officer or officers of the Company) shall be deemed to have occurred at the time the Special Committee notified Purchaser that the Special Committee was recommending such action.

12.   Reimbursement of Ticking Fee.

      (a) In the event that this Agreement is terminated pursuant to Section 8(b) or 8(c) for any reason (other than a termination by the Company pursuant to Section 8(b)(i) or 8(b)(ii) or by the Purchaser pursuant to Section 8(c)(ix)) the Company will reimburse Purchaser for the cost of (a) any "ticking fee" payable to GMAC Commercial Finance LLC pursuant to the GMAC Letter and (b) all out-of-pocket fees and expenses payable by Purchaser to its legal counsel and its outside financial advisor for the period from December 1, 2004 through and including the date of termination (collectively with the "ticking fee," the "Out-of-Pocket Expenses"); provided, that all amounts previously paid by the Company pursuant to the letter agreement between the parties hereto dated February 6, 2006 and countersigned as of February 10, 2006 (the "February Letter Agreement") shall be credited against amounts otherwise owing under this Section 12(a); and provided, further, that all amounts paid by or credited to the Company pursuant to this Section 12(a) shall be credited against any obligation that the Company may have to pay the Termination Fee pursuant to Section 13 below. If this Agreement is terminated by mutual consent pursuant to Section 8(a) for any reason, the parties shall, by mutual consent, determine whether and to what extent the Company will reimburse Purchaser for its Out-of-Pocket Expenses.

      (b) In the event that this Agreement is terminated by Purchaser pursuant to Section 8(c)(viii), the Company will reimburse Purchaser for the Applicable Percentage of all Out-of-Pocket Expenses; provided that all amounts previously paid by the Company pursuant to the February Letter Agreement shall be credited against amounts otherwise owing under this Section 12(b); and provided further that all amounts paid by or credited to the Company pursuant to this Section 12(b) shall be credited against any obligation that the Company may have to pay the Termination Fee pursuant to Section 13 below. The "Applicable

            Percentage" shall be one hundred percent (100%) if the event giving rise to the termination pursuant to Section 8(c)(viii) is one which had, or at the time of termination was reasonably likely to result in, a Material Adverse Effect. The "Applicable Percentage" shall be eighty percent (80%) if the event giving rise to the termination pursuant to Section 8(c)(viii) is one which did not have, and at the time of termination was not reasonably likely to result in, a Material Adverse Effect; provided, however, that if the event giving rise to the termination pursuant to Section 8(c)(viii) did not, and at the time of termination was not reasonably likely to, have a significant economic impact on Purchaser or on the ability of Purchaser to consummate the Offer, then the "Applicable Percentage" shall be zero.

13. Termination Fee. The Company shall pay to Purchaser a fee (the "Termination Fee") of One Million Five Hundred Thousand Dollars ($1,500,000) if:

      (a)   this Agreement is terminated by the Company other than pursuant to
            Section 8(b)(i); or

      (b)   this Agreement is terminated by Purchaser pursuant to Section 8(c)
            (iv), (v) or (vi).

14. Further Assurance. From time to time, at another party's request and without additional consideration, each party hereto shall execute and deliver such additional documents and take all such further action as may be necessary or desirable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

15. Notice. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

      (a)   If to Purchaser:

                        Saker Holdings Corp.
                        c/o Giordano Halleran & Ciesla, P.C.
                        125 Half Mile Road
                        Red Bank, New Jersey  07701
                        Attention:  John A. Aiello, Esq.

      (b) If to the Company:

                        Foodarama Supermarkets, Inc.
                        c/o Special Committee of the Board of Directors c/o Pitney Hardin LLP
                        200 Campus Drive
                        Florham Park, NJ  07932
                        Attention:  Michael W. Zelenty, Esq.

16. Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

17. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the maximum extent possible.

18. Entire Agreement; No Third-Party Beneficiaries. This Agreement constitutes the entire agreement among the parties hereto and supersedes all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement, including without limitation the February Letter Agreement, and this Agreement is not intended to confer upon any person, other than the parties hereto, any rights or remedies.

19. Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part by any of the parties, other than by operation of law; provided, however, that Purchaser may assign, in its sole discretion, its rights and obligations hereunder to any direct or indirect wholly-owned subsidiary of Purchaser, but no such assignment shall relieve Purchaser of its obligations hereunder if such assignee does not perform such obligations.

20. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New Jersey, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. Each of the parties hereto (i) hereby irrevocably and unconditionally consents to submit to the personal jurisdiction of the courts of the State of New Jersey and of the United States of America located in the State of New Jersey in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement,
      (ii) shall not object to or attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (iii) shall not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any other court.

21. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

22. Amendment. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

23. Waiver. Any party hereto may (i) extend the time for the performance of any of the obligations or other acts of the other party hereto, (ii) waive any inaccuracies in the representations and warranties of the other party hereto contained herein or in any document delivered pursuant hereto and
      (iii) waive compliance by the other party hereto with any of their agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only as against such party and only if set forth in an instrument in writing signed by such party. The failure of any party hereto to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

24. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

      IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

                                    FOODARAMA SUPERMARKETS, INC.


                                 By:______________________________
                               Name:  Michael Shapiro
                              Title:  Senior Vice President, Treasurer and
                                      Chief Financial Officer

                              SAKER HOLDINGS CORP.


                                 By:______________________________
                               Name:  Richard J. Saker
                              Title:  President

                                    EXHIBIT A

                             TENDER OFFER CONDITIONS

      Notwithstanding any other term of the Offer or this Agreement, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered shares of Company Common Stock promptly after the termination or withdrawal of the Offer), to pay for any shares of Company Common Stock tendered pursuant to the Offer if
(i) the Majority Tender Condition shall not have been met, (ii) the Minimum Tender Condition shall not have been met, (iii) the Company's Shareholders shall not have approved the Agreement and Plan of Share Exchange, (iv) the Financing Condition shall not have been met, or (v) at any time prior to the expiration of the Offer, any of the following events shall occur and be continuing and shall not have resulted from the breach by Purchaser of any of its obligations under this Agreement:

  (a) there shall be in effect any Order of any Governmental Entity of competent jurisdiction: (i) which makes illegal, prevents, makes materially more expensive (without taking into account any legal fees or expenses incurred in connection with the Order or the Offer), restrains or prohibits the Offer, the acceptance for payment of, or payment for, any Shares by Purchaser or any affiliate of Purchaser, or the consummation of the Share Exchange or Merger; (ii) which prohibits the ownership or operation by Purchaser, the Company or any of its subsidiaries of all or a material portion of the business or assets of Purchaser, the Company or any of its subsidiaries or which compels Purchaser, the Company or any of its subsidiaries to dispose of or hold separate all or any material portion of the business or assets of Purchaser, the Company or any of its subsidiaries; (iii) which imposes material limitations on the ability of Purchaser, or any affiliate of Purchaser to exercise full rights of ownership of any Shares, including, without limitation, the right to vote any Shares acquired by Purchaser pursuant to the Offer or otherwise on all matters presented to the Company's shareholders, including, without limitation, the approval and adoption of the Agreement and Plan of Share Exchange; (iv) which requires divestiture by Purchaser or any affiliate of Purchaser of any Shares; or (v) which otherwise has a Material Adverse Effect;

  (b) there shall be in effect any law, statute, rule, regulation, judgment, order or legislation applicable to (i) Purchaser, the Company or any subsidiary or affiliate of Purchaser or the Company or (ii) any transaction contemplated by the Agreement, which results, directly or indirectly, in any of the consequences referred to in clauses (i) through (v) of paragraph (a) above;

  (c)    there shall have occurred a Material Adverse Effect;

  (d) the Company Board or the Special Committee shall have (i) withdrawn or modified in a manner adverse to Purchaser, or publicly proposed to withdraw or modify in a manner adverse to Purchaser, its approval or recommendation of this Agreement, the Offer or the Share Exchange, (ii) failed to recommend to the Company's shareholders that they accept the Offer, (iii) approved or recommended, or publicly proposed to approve or recommend, any Takeover Proposal, (iv) caused the Company to enter into any agreement relating to a Takeover Proposal or (v)resolved to do any of the foregoing;

  (e) any of the representations and warranties of the Company contained in the Agreement shall not be true and correct except where the failure to be so true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have, a Material Adverse Effect, and such inaccuracy shall not have been cured;

   (f) the Company shall have failed to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant of the Company to be performed or complied with by it under this Agreement, which failure to perform or comply cannot be or has not been cured within ten days after the giving of written notice to the Company of such breach;

   (g) there shall have been instituted or pending any shareholder derivative litigation or shareholder class action litigation against the Company or the Purchaser or any of their respective subsidiaries, affiliates, officers or directors or there shall be pending any action, suit or proceeding against the Company or the Purchaser or any of their respective subsidiaries, affiliates, officers or directors challenging or seeking damages or other relief in connection with the acquisition of Shares or any of the transactions related thereto by Purchaser or seeking to restrain or prohibit the making or consummation of the Offer or the Share Exchange;

   (h) The Company shall have received the consent of Wakefern Food Corporation to the Transactions:

   (i)   this Agreement shall have been terminated in accordance with its terms.

which, in the sole and good faith judgment of Purchaser, makes it inadvisable to proceed with such acceptance for payment or payment.

The foregoing conditions are for the sole benefit of Purchaser and may be asserted by Purchaser regardless of the circumstances giving rise to such condition or may be waived by Purchaser in whole or in part at any time and from time to time in its sole discretion (subject to the terms of this Agreement). The failure by Purchaser or any other affiliate of Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

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